

CARL ZEISS MEDITEC

RECEIVED

2006 OCT -2 A 10:27

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Carl Zeiss Meditec AG 07740 Jena Germany

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, N.E.

Washington, D. C. 20549-3628
United States

Mailstop: Room 3628

Carl Zeiss Meditec AG
Goeschwitzer Strasse 51-52
07745 Jena
Germany

Tel: +49 (0) 36 41/220-105

Fax: +49 (0) 36 41/220-117

e-mail: j.brajer@meditec.zeiss.com



06017211

SUPPL

Division/ Dept.: Investor Relations
Your contact: Jens Brajer

Our ref.: JB/Yei
Date: 2006-09-20

File No. 82-34817

Dear Ladies and Gentlemen,

Please find attached the following documents that were released to our shareholders:

Type of document
Press Release

PROCESSED

OCT 04 2006

THOMSON FINANCIAL

Best regards,

Carl Zeiss Meditec AG

Jens Brajer
Director Investor Relations

Yvonne Eisner
Assistant Investor Relations

10/2

Deutsche Bank AG Jena
Account: 62 453 69 (BLZ: 820 700 00)
SWIFT: DEUT DE 8E
IBAN: DE90820700000624536900
Commercial register:
Jena, HRB 205623
VAT-Id.No. DE 811 922 737
Tax-No. 64003/ 02707

Commerzbank Jena
Account: 258072800 (BLZ: 820 40000)
SWIFT: COBADEFFXXX
IBAN: DE31820400000258072800
Phone: +49 (0) 36 41/ 220-0
Fax: +49 (0) 36 41/ 220-112
Internet: www.meditec.zeiss.com
e-mail: info@meditec.zeiss.com


ZEISS

CARL ZEISS MEDITEC

Carl Zeiss Surgical take-over: Court of appeal to resolve matter finally

Shareholders continuing to block take-over, challenging the ruling of the Gera District Court and the will of the majority of Carl Zeiss Meditec shareholders - Decision by Jena Higher Regional Court required

(Jena, 20 September 2006) Some shareholders are continuing their blocking strategy and are once again trying to delay the take-over of Carl Zeiss Surgical by Carl Zeiss Meditec AG (ISIN DE0005313704). A total of seven shareholders, who had originally submitted a legal challenge to the transaction back in April, lodged an immediate appeal with the Jena Higher Regional Court to challenge the decision of the Gera District Court.

In its ruling on 21 August, the Gera District Court rejected all actions as unfounded and also approved the so-called release procedure *("Freigabeantrag")* applied for by Carl Zeiss Meditec, stating that the actions were evidently unfounded.

The Company will take all necessary actions on its behalf in order to close on the take-over of Carl Zeiss Surgical before the end of the 2006 calendar year. At the heart of this transaction is a capital increase, which will allow all shareholders of the company to purchase new Carl Zeiss Meditec shares at a subscription price of € 10.10.

Legal notice

This document is not a solicitation for the purchase of shares in the United States of America. Securities may only be sold or offered for purchase in the United States of America following prior registration under the provisions of the U.S. Securities Act of 1933 in its current form, or only in exceptional cases in the absence of prior registration. The subscription rights and the new shares are not registered under the U.S. Securities Act of 1933 in its current form or under the securities laws of individual states of the United States of America and may not be sold or offered for sale there or delivered there. A public offering of securities in the United States of America would be performed via a prospectus that would be available from Carl Zeiss Meditec AG and that would contain detailed information on the Company and its management, as well as the annual financial statements.

Press Release



CARL ZEISS MEDITEC

This document does not represent a solicitation for the purchase of shares or other securities of Carl Zeiss Meditec AG in Germany and is not a substitute for a prospectus that has been approved under the provisions of the German *Wertpapierprospektgesetz* (German Securities Prospectus Act) by the *Bundesanstalt für Finanzdienstleistungsaufsicht* (Federal Financial Supervisory Authority).

This information contained in this document is not intended for distribution to the USA or within the USA.

Press Release


ZEISS

CARL ZEISS MEDITEC

Brief Profile

Built on an unparalleled 150-year heritage of optical innovation, Carl Zeiss Meditec AG (International Securities Identification Number DE000531370) is one of the world's leading eye care solutions providers.

Its product line includes systems for the diagnosis and treatment of the four main diseases of the eye: vision defects (refraction), cataracts, glaucoma and retinal disorders. The company has incorporated its technological expertise into a stream of product innovations throughout the years, from slit lamps and fundus cameras; to the Humphrey® Field Analyzer, recognized as the global standard for glaucoma detection and management; to its newest applications of lasers as embodied in its leading-edge MEL-80™ refractive laser and innovative STRATUSOCT™ device for glaucoma diagnosis. Since 2005, the company has also been present in the market for intraocular lenses and consumables, and now covers almost the entire value chain of ophthalmic surgery. The company is looking to continue its profitable growth in the future. The planned acquisition of Carl Zeiss Surgical is intended to further supplement the eye surgery product portfolio and to open up additional growth prospects in neuro and ENT surgery. Carl Zeiss Surgical is the leading provider of visualisation solutions in the world in both these fields.

Carl Zeiss Meditec AG is based in Jena, Germany, with subsidiaries in Pirmasens, Germany (Carl Zeiss Meditec Systems GmbH), the USA (Carl Zeiss Meditec, Inc.), Japan (Carl Zeiss Meditec Co. Ltd.) and France (IOLTECH S.A.). The rapidly aging global population and other trends are expected to grow the ophthalmic market in the long term. The company is focused on applying innovative optical technologies to protect and enhance vision now and into the future.

35 percent of Carl Zeiss Meditec shares are in free float. The remaining 65 percent are held by Carl Zeiss, one of the world's leading international groups engaged in the optical and opto-electronics industry.

Contact:

Jens Brajer/Director Investor Relations
Goeschwitzer Strasse 51-52
07745 Jena, Germany

Telephone: +49 (0) 36 41 - 2 20 - 1 05
Fax: +49 (0) 36 41 - 2 20 - 1 17

E-mail: investors@meditec.zeiss.com
Web: http://www.meditec.zeiss.com/ir

Press Release